EXHIBIT 4


CONTACT:  Corporate Communications
          404/715-2554

                       DELTA TO ACQUIRE COMAIR HOLDINGS,
                  PARENT OF LEADING REGIONAL CARRIER, COMAIR

         ATLANTA, GA, October 18, 1999 -- Delta Air Lines today announced that it has signed a definitive agreement with COMAIR Holdings, Inc., the parent of COMAIR, a Delta Connection carrier, to acquire COMAIR Holdings for approximately $1.8 billion, or $23.50 a common share.

         The Boards of Directors of both companies unanimously approved this transaction.

         Leo F. Mullin, Delta president and chief executive officer, said:
"This transaction is a unique and exciting growth opportunity for Delta and COMAIR. COMAIR is a highly successful regional airline with strong and respected leadership and an outstanding record of financial and operational performance. That has tremendous value to our entire system as we build for the future."

         Mullin said, "This acquisition will:

         o Improve customer service by more closely integrating COMAIR's operations into our national Delta Connection carrier network, and linking local markets into our domestic and international route systems. This improved service is especially important to small and medium-sized cities served by COMAIR and other Delta Connection carriers.

         o Enhance the use of regional jets. COMAIR was the pioneer in introducing regional jets into commercial service, and this acquisition will strengthen Delta's competitive position in using this new and strategic aviation technology to better serve customers and grow our overall system.

         o Support the growth of Delta's mainline flying by bringing more customers into our hubs and permitting Delta jets to be used more effectively elsewhere in our network.

         o    Strengthen Delta's financial performance.

         COMAIR is a Delta Connection carrier which, through a code-share agreement, flies customers primarily from cities in the Midwest and Florida to Delta's hubs in Cincinnati, Ohio, and Orlando, Florida.

         David R. Mueller, chairman of the board and chief executive officer of COMAIR Holdings, Inc., said: "The COMAIR Holdings Board of Directors unanimously supports this transaction. It builds on the long and close partnership between Delta and COMAIR. All of us at COMAIR have the greatest respect for Delta and its people, and we look forward to building an exciting future together. This transaction serves the interests of our shareholders and increases the growth opportunities for our employees and the communities we serve."


The Transaction

         Under the terms of the agreement, a Delta subsidiary will make a tender offer to purchase all outstanding shares of common stock of COMAIR Holdings for $23.50 per share in cash. COMAIR Holdings has outstanding 95.5 million shares of common stock. Delta currently owns 21.1 million of these shares, or approximately 22 percent of the outstanding shares.

         The tender offer will commence no later than Friday, October 22. The completion of the tender offer is conditioned on:

         o the valid tendering of shares which, together with the shares Delta already owns, represent two-thirds of the outstanding shares in a fully diluted basis,

         o the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, and

         o  other customary conditions.

         The agreement also provides that, following the completion of the tender offer, the Delta subsidiary will merge into COMAIR Holdings. When the merger becomes effective, each outstanding share of COMAIR Holdings will be converted into the right to receive $23.50 in cash. At that time, COMAIR Holdings and COMAIR will become wholly owned subsidiaries of Delta.

Financial Growth

         Revenue gains are expected to come from hub optimization, market growth, more efficient operations, integrated revenue management and better utilization of aircraft at both airlines. Delta expects the transaction to be accretive to earnings in the first year of operations.


Delta Connection Carriers

         The acquisition of COMAIR continues Delta's strategy to strengthen its nationwide Delta Connection carrier network with an emphasis on introducing regional jets.

         The Delta Connection carrier network is an integral part of Delta's strategic focus on building a closely coordinated, worldwide aviation system to take customers from anywhere to everywhere. Other elements in this system are Delta's mainline domestic and international operations, Delta Shuttle, Delta Express and Delta's Worldwide Partners.

         Earlier this year, Delta acquired Atlantic Southeast Airlines (ASA), which is operated as a wholly owned subsidiary. In September 1999, Delta entered a 10-year agreement with Atlantic Coast Airlines for the exclusive use of 45 regional jet aircraft in the Delta Connection program beginning in March 2000. Other airlines in the Delta Connection carrier network are SkyWest, based in St. George, Utah; Trans States Airlines, based in St. Louis; Atlantic Coast Airlines, based in Dulles, Va.; and Business Express, based in Dover, N.H.


Regional Jets

         Regional jets are the fastest growing segment of commercial aviation, providing popular jet service to small and medium-sized cities and extending air service into new markets that turboprops or larger jets cannot feasibly serve.

         They also provide additional feed to mainline jets at Delta hubs and allow the reallocation of other Delta aircraft to better market opportunities. Regional jets have earned overwhelming customer support because of their comfort, speed and range.

         By the end of 1999, approximately 400 regional jets will be in service in the United States. COMAIR currently has 82 regional jets in its fleet and firm orders for 48 additional regional jet aircraft.


Management

         Mueller, 46, will remain with COMAIR Holdings through the transition period. After that, he will serve as an advisor to Delta and as chairman of the Delta Connection Carrier Advisory Committee.

         Following the closing of this transaction, David A. Siebenburgen, 52, president and chief operating officer of COMAIR Holdings, Inc., and president, chief operating officer and chief executive officer of COMAIR, will lead the Delta Connection network with direct responsibility for COMAIR and ASA operations. COMAIR and ASA will operate separately.

         W. E. "Skip" Barnette, 52, president of ASA, will continue to lead ASA. This transaction will result in minimal, if any, job reductions.
Delta expects the current COMAIR operating management will remain an important part of the COMAIR and Delta Connection team. COMAIR headquarters will remain in Northern Kentucky. COMAIR will retain its separate workforce and salary and benefits structure. There will be no integration of workforces or seniority lists with Delta or ASA. COMAIR's labor agreements remain in place.

         Delta, named Airline of the Year by Air Transport World magazine and "Best-Managed Major Airline" for 1999 by Aviation Week & Space Technology magazine, is the world's most flown carrier. More than 105 million passengers traveled on Delta in 1998. Delta, Delta Express, the Delta Shuttle, the Delta Connection carriers and Delta's Worldwide Partners operate 5,370 flights each day to 352 cities in 59 countries.

         COMAIR, named "Best-Managed Regional Airline" by Aviation Week &
Space Technology Magazine, employs 4,400 aviation professionals. The airline offers more than 700 daily departures to 88 cities in 31 states and three countries through its hubs at Cincinnati/Northern Kentucky International
Airport and Orlando International Airport.
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                                                               1099/xxx-CM
                                                               COMAIR1  (..end.)